THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                November 23, 2005

Susann Reilly
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:  Morgan Creek Energy Corp.
     Registration Statement on Form SB-2 (Third Amendment)
     File No.  333-123989
     Filed August 18, 2005

Dear Ms. Reilly:

We are writing in response to your comment letter dated November 17, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments based upon the clean copy provided to you.


     1. Website - Pursuant to the reviewers' comment, the entire reference has been removed.

     2. Website - No remaining reference pertains to the words "Oklahoma Geological Survey" at the Company's website. Any reference thereto has been removed.

     3. Number of Shares Outstanding, page 6 - The error in the table of the previously titled section as at June 30, 2005 has been corrected to conform with the number of shares outstanding at June 30, 2005 which was 10,167,700. In addition the table figures have been updated for the statement period ended September 30, 2005.

     4. Risk Factors, page 8 - We are a new entrant into the oil and gas industry without profitable operating history and no proved developed producing reserves. The mitigating language about the Fletcher Lewis report has been removed from the above outlined risk statement.

     5. Management's Discussion and Analysis, page 20 - Disclosure regarding the Company's communications program including its direct mail program has been relocated to the "Currrent Business Operations" section of the registration statement. Notwithstanding this change, Company management has abandoned the shareholder communications program involving direct mail (see comment 6 below).

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     6.   Liquidity and Capital Resources, page 23 - The Company's answer to the comment  regarding  information  respecting  the  planned  shareholder
          communication   program   is  that  the  image   advertising   related
          communication will not violate securities laws as it will not relate to an offering of securities and thus will not affect any exemption for private offerings, nor be required to include registration
          statement   level   disclosures   as  unconnected  to  pending  public
          offerings. Legal assistance would be acquired to ensure such a program would be implemented and conducted in a manner that is consistent with the rules and regulations of applicable federal and state securities laws. Notwithstanding the Company's position in this regard, but consistent with the reviewer's perception of such a shareholder communications program, the Company has abandoned all aspects of the shareholder direct mail communication program and is in the process of attempting to rescind previously contracted services of American News Publishing, Inc. The Company will apply to American News Publishing, Inc. for a return of unexpended funds relating to the direct mail program. Disclosure has been updated in the registration statement accordingly.

     7. Liquidity and Capital Resources, page 24 - The Company will not be proceeding with the contracted services with American News Publishing, Inc. and has applied for a return of unexpended amounts provided by the Company to American News Publishing, Inc. As a result the reviewer's comment is no longer applicable.

     8. Liquidity and Capital Resources, page 24 - The Company will not be proceeding with the contracted services with American News Publishing, Inc. The reference cited by the reviewer has been accordingly deleted.

     9. Liquidity and Capital Resources, page 24 - The Company will not be proceeding with the contracted services with American News Publishing, Inc. The reference cited by the reviewer has been deleted accordingly. However, as provided in the registration statement, there are no affiliations between American News Publishing Inc. and the Company, or any officer, director, or shareholder or any affiliates therefrom with exceptions as follows:

          Richard Elliot Square is an officer and director of a shareholder of the Company owning 30,000 shares of common stock, and an officer and director of American News Publishing Inc.

     10. Liquidity and Capital Resources, page 23 - further page 25, twelfth paragraph - Meaning of "qualified readers". The Company will not be proceeding with the contracted services with American News Publishing, Inc. The reference cited by the reviewer has been deleted accordingly.

     11. Current Business Operations, page 31 - The term "working interest" has been defined per the comment of the reviewer in the first paragraph of the above titled section. In addition, the term "net revenue interest" has been defined in the same section.

     12. Summary of Terms of Leases, page 32 - The last paragraph of the above noted section outlines payments made after December 31, 2004, as material obligations made after 2004 year end, and not as erroneously listed as December 31, 2005. The date error has been corrected in the above noted paragraph. There will be no payments made a second time. The disclosure in the eighth paragraph of the "Liquidity and Capital Resources" section is now consistent.

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     13.  Director, Executive Officers,  Promoters, and Control Persons, page 38
          - The two sections pertaining to employment histories of directors and officers have been combined into a single section per the reference provided by the reviewer.

     14.  Director, Executive Officers,  Promoters, and Control Persons, page 38
          - Beginning and ending dates of affiliation of directors and officers of the Company are added where previously absent in the above titled section.

     15.  Director, Executive Officers,  Promoters, and Control Persons, page 38
          - Steve Jewett and Grant Atkins are self employed as independent proprietors providing accounting/tax and management/financial/project coordination consulting services respectively. Neither currently utilize corporate entities to provided respective consulting services. Bruce Horton provides accounting and financial management consulting either directly or through Calneva Financial Services Ltd. The above disclosures with reference to Bruce Horton and Steve Jewett have been modified to include additional disclosure the above referenced section.

     16. Certain Relationships and Related Transactions, page 40 - The affiliations outlined in the "Liquidity and Capital Resources" section pertaining to International Market Trend, Inc. and American News Publishing Inc. are also now disclosed in the above referenced title.

     17. Certain Relationships and Related Transactions, page 39 - The section referencing Humphreys and Paluca Petroleum, Inc. has been modified to include the statements referencing that "Some of the services to be provided by Humphreys to the Company in the future, may be provided by Paluca Petroleum, Inc."

     18. Exhibits - The exhibit index and exhibit title reference has been changed in accordance with the reviewers comment reflecting that the Fletcher Lewis consent is Exhibit 4.6.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,



/s/William D. O'Neal
--------------------
/s/William D. O'Neal

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